SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [No fee required, effective October 7, 1996]

For the fiscal year ended December 31, 2001

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [No fee required]

For the transition period

from                  to

Commission file number 0-27384

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

CAPITAL CORP OF THE WEST

STOCK BONUS EMPLOYEE STOCK OWNERSHIP PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CAPITAL CORP OF THE WEST

550 West Main Street

Merced, CA 95340

June 15, 2002

CONSENT OF INDEPENDENT ACCOUNTANTS

We consent to the incorporation by reference in the Registration Statement of Capital Corp of the West, Inc. on Form S-8 of our report dated June 15, 2002, with respect to the financial statements and schedules of the Capital Corp of the West, Inc. Stock Bonus Employee Stock Ownership Plan and 401(k) Plan included in the annual report for the plan for the plan years ended December 31, 2001 and 2000, as filed on Form 11-K with the Securities and Exchange Commission. We also consent to the use of our name on our report, dated June 15, 2002, with respect to the financial statements and schedules of the Capital Corp of the West, Inc. Stock Bonus Employee Stock Ownership Plan and 401(k) Plan for the years ended December 31, 2001 and 2000, included in the Annual Report on Form 11-K which is filed electronically with the Securities and Exchange Commission.

/s/ Cassabon, McIlhatton & Associates, LLp
Cassabon, McIlhatton & Associates, LLP
Certified Public Accountants

June 15, 2002

To The Trustees of

Capital Corp of the West Stock Bonus

Employee Stock Ownership Plan

Independent Auditors’ Report

We have audited the accompanying statements of net assets available for benefits of Capital Corp of the West Stock Bonus Employee Stock Ownership Plan as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Capital Corp of the West Stock Bonus Employee Stock Ownership Plan as of December 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 31, 2001, in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental information included in Schedule H - Financial Information (IRS Form 5500) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/S/ Cassabon, McIlhatton & Associates, LLP
Cassabon, McIlhatton & Associates, LLP
Certified Public Accountants

Fresno & Merced

California

CAPITAL CORP OF THE WEST

STOCK BONUS EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2001 AND 2000

	2001			2000
	Allocated	Unallocated	Total	Allocated	Unallocated	Total
Assets
Cash and cash equivalents		520	520		182	182
Investment in Capital Corp of the West, Common stock, at fair value (Note 3)	$2,671,653	$—	$2,671,653	$1,977,600	$—	$1,977,600

Total Assets	2,671,653	520	2,672,173	1,977,600	182	1,977,782

Liabilities	—	—	—	—	—	—

Net assets available for benefits	$2,671,653	$520	$2,672,173	$1,977,600	$182	$1,977,782

The accompanying notes are an integral part of these financial statements.

CAPITAL CORP OF THE WEST

STOCK BONUS EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2001

	Allocated	Unallocated	Total
Additions to net assets

Net unrealized appreciation (depreciation) in market value of investments	$450,681	$—	$450,681
Interest & Dividends	—	222	222
Stock dividend	118,729	—	118,729
Contributions	—	326,195	326,195
Allocation of 22,668 shares of common stock of Capital Corp of the West, at market	310,307	—	310,307

Total Additions To Net Assets	879,717	326,417	1,206,134

Deductions from net assets

Distribution to participants	185,664	117	185,781
Administrative and legal Fees	—	15,655	15,655
Allocation of 22,668 shares of common stock of Capital Corp of the West, at market	—	310,307	310,307

Total Deductions From Net Assets	185,664	326,079	511,743

Net Increase (Decrease)	694,053	338	694,391

Net assets available for benefits

Beginning of year	1,977,600	182	1,977,782

End of year	$2,671,653	$520	$2,672,173

The accompanying notes are an integral part of these financial statements.

CAPITAL CORP OF THE WEST

STOCK BONUS EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

Note 1 - Plan Description:

The following description of the Capital Corp of the West Stock Bonus Employee Stock Ownership Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General - Capital Corp of the West’s (Company) predecessor corporation, County Bank established the Plan effective as of December 31, 1981.  On November 1, 1995 the Company was organized as the bank’s holding company for County Bank and the plan was adopted as the Plan for the Company.  The Plan is intended to qualify as a Stock Bonus Employee Stock Ownership Plan (ESOP) as defined in Section 4975(e)(7) of the Internal Revenue Code.  The plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Contributions - Each year, the Company contributes to the Plan an amount determined at the discretion of the Company’s board of directors.

Participant Eligibility and Accounts - Employees of the Company are eligible to participate in the Plan after one year of service and have attained 21 years of age.  Participants who are not employed on the last day of the plan year are generally not eligible for an allocation of company contributions for such year.  Each participant’s account is credited with an allocation of (a) the Company’s contribution, (b) Plan earnings, and (c) forfeitures of terminated participant’s non-vested accounts.  Allocations are based on compensation earned by the participant.

Vesting - Vesting of the participant’s account is based on years of continuous service.  A participant is 100 percent vested after seven years of credited service.

Payment of Benefits - At retirement, age 65, the tenth anniversary of the year in which the Participant commenced participation in the Plan or the termination date (whichever is later), a participant will receive his or her benefits in the form of Qualifying Employer Securities or cash.  Participants shall have the right to demand that their benefits be distributed in the form of Qualifying Employer Securities.

Voting Rights Attributable to Shares - Each participant is entitled to direct the Trustee as to the manner in which voting rights under Employer Securities which are allocated to the account of such participant are to be exercised with respect to a matter which involved the voting of such shares with respect to the approval or disapproval of any corporate merger or consolidation, recapitalization, reclassification, liquidation, dissolution, sale of substantially all assets of a trade or business or such similar transactions.

Plan Termination - The Company reserves the right to terminate the Plan at any time, subject to Plan provisions.  Upon such termination of the Plan, the interest of each participant in the trust fund will be distributed to such participant or his or her beneficiary at the time prescribed by the Plan terms and the Code.

Note 2 - Summary of Accounting Policies:

Basis of Accounting - The financial statements of the Plan are prepared using the accrual method of accounting.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures.  Accordingly, actual results may differ from those estimates.

Investment Valuation and Income Recognition - The common shares of the Company are valued at fair market value on December 31, 2001 and 2000.  Fair value is determined by the exchange price on the Nasdaq National Market System on the close of business on December 31, 2001 and 2000.

Note 3 - Investments:

All investments of the Plan are in stock of Capital Corp of the West, the plan sponsor.  The fair value is as follows:

	2001		2000
	Allocated	Unallocated	Allocated	Unallocated

Number of shares	181,129	—	164,800	—

Market	$2,671,653	$—	$1,977,600	$—

Investment in the Company stock is in excess of 5% of the total plan assets.

Note 4 - Forfeitures:

The plan had $21,828 in forfeitures in the December 31, 2001 year that were allocated to participants of the plan.

Note 5 - Restoration of Forfeitures:

At December 31, 2001, there are no benefits to be restored to participants who had less than a five-year break in service and have returned to active participation in the plan.

Note 6 - Administration of Plan Assets:

The Plan’s assets, which consist fully of Capital Corp of the West common shares, are held by the Trustee of the Plan.

Company contributions are held and managed by the Trustee.  The Trustee also makes distributions to participants.

Certain administrative functions are performed by officers or employees of the Company.  No such officer or employee receives compensation from the Plan.  Administrative expenses are paid directly by the Plan.

Note 7 - Tax Status:

The Internal Revenue Service has determined and informed the Company that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Code.  The Plan received a favorable determination letter as of March 18, 1996.  The Plan has been amended since receiving the determination letter.  However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code.  Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

CAPITAL CORP OF THE WEST

STOCK BONUS EMPLOYEE STOCK OWNERSHIP PLAN

SUPPLEMENTARY INFORMATION

DECEMBER 31, 2001

For calender plan year 2001
Name of plan sponsor
Capital Corp of the West
Name of plan
Capital Corp of the West Stock Bonus Employee

Schedule of Assets Held for Investment Purposes At End of Year

(A)	(B) Identity of issue, borrower, lessor or similar party	(C) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(D) Cost	(E) Current Value
	Capital Corp of the West	Employer Securities		2,671,653
	Cash	Money Market		520

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Stock Bonus Employee Stock Ownership Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Capital Corp of the West

401(k) and Employee Stock Ownership Plan

Date:	July 25, 2002

	By:	/S/ R. Dale McKinney
R. Dale McKinney
Chief Financial Officer